Exhibit 4.2

DESCRIPTION OF COMMON STOCK

This section describes the general terms and provisions of the shares of Thor Industries, Inc.’s ("Thor" or the "Company") common stock, par value $0.10 per share. This description is only a summary. Our Amended and Restated Certificate of Incorporation, as amended ("Certificate of Incorporation"), and our Amended and Restated By-Laws, as amended ("By-Laws"), have been filed with the U.S. Securities and Exchange Commission ("SEC"). For a more thorough understanding of the terms of our common stock, we refer you to our Certificate of Incorporation and our By-Laws.

General. Our Certificate of Incorporation provides that we may issue up to two hundred fifty-one million (251,000,000) shares, consisting of two hundred fifty million (250,000,000) shares of common stock, par value ten cents ($0.10) each, and one million (1,000,000) shares of preferred stock, par value ten cents ($0.10) each, which may be issued from time to time in one or more series.

Voting Rights. The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and do not have cumulative voting rights. Accordingly, the holders of a majority of the shares of common stock entitled to vote in the election of directors can elect all of the directors standing for election, if they so choose. No person may be nominated for election as a director of Thor who has not agreed to resign from the Board of Directors upon failing to receive a majority of the votes cast in an election that is not a contested election (as defined in our By-Laws), contingent upon the acceptance of the proffered resignation by the Board of Directors, with the recommendation of the governance committee (if any) of the Board. Our proxy access program allows a group of up to twenty (20) holders of our common stock who have owned at least 3% of our outstanding shares of common stock for a period of at least three (3) years to nominate individuals for up to two (2) or 25% of the director seats up for election, whichever is greater, and include those nominations in our Proxy Statement, subject to procedural and other requirements specified in our By-Laws.

Dividends. Subject to preferences that may apply to any shares of preferred stock outstanding at the time, holders of common stock are entitled to receive ratably dividends, if any, as may be declared by our board of directors out of funds legally available therefor.

Other Rights. Upon our liquidation, dissolution or winding-up, the holders of common stock are entitled to share ratably in all assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of common stock are fully paid and nonassessable.

Certain Provisions of Delaware Law and our Certificate of Incorporation and By-laws
The provisions of Delaware law and our Certificate of Incorporation and our By-laws described below may have the effect of delaying, deferring or discouraging another party from acquiring control of us.

Delaware Law

Section 203 of the Delaware General Corporation Law (the "DGCL") provides that, subject to certain exceptions specified therein, a corporation shall not engage in any "business combination" with any "interested stockholder" for a three-year period following the time that such stockholder becomes an interested stockholder unless:
i.prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
ii.upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares); or
iii.on or subsequent to such time the business combination is approved by the board of directors of the corporation and authorized at any annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 of the DGCL generally defines an "interested stockholder" to include (x) any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date and (y) the affiliates and associates of any such person.

Section 203 of the DGCL generally defines a "business combination" to include (1) any merger or consolidation involving the corporation and the interested stockholder; (2) any merger, sale or other disposition of 10% or more of the assets of the corporation with or to an interested stockholder; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (4) any transaction which would result in increasing the proportionate share of the stock of the corporation or its subsidiaries owned by the interested stockholder; and (5) the receipt by the interested stockholder of the benefit (except proportionately as a stockholder) of any loans, advances, guarantees, pledges, or other financial benefits.

Under certain circumstances, Section 203 of the DGCL makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period, although a certificate of incorporation or stockholder-adopted by-laws may exclude a corporation from the restrictions imposed thereunder. Neither our Certificate of Incorporation nor our By-Laws exclude the Company from the restrictions imposed upon Section 203 of the DGCL. It is anticipated that the provisions of Section 203 of the DGCL may encourage companies interested in acquiring the Company to negotiate in advance with the Board of Directors, since the stockholder approval requirement would be avoided if the Board of Directors approves, prior to the time the stockholder becomes an interested stockholder, either the business combination or the transaction which results in the stockholder becoming an interested stockholder.

Certificate of Incorporation

Our Certificate of Incorporation requires the affirmative vote of the holders of at least 75% of the shares of the Company entitled to vote generally for the election of directors, voting together as a single class, in order to approve or authorize any Business Combination (as defined below) which has not been approved or authorized by 75% of the directors then in office. The term "Business Combination" as used in the Certificate of Incorporation means:
i.any merger or consolidation of the Company or an subsidiary of the Company with any other corporation which is required by law to be approved or authorized by the stockholders;
ii.any sale, lease or exchange of all, or substantially all of the property and assets of the Company or any subsidiary of the Company;
iii.any distribution to stockholders in partial or complete liquidation of the assets of the Company or any subsidiary of the Company;
iv.the issuance or transfer by the Company or any subsidiary of the Company of any securities of the Company or any subsidiary which is required by law to be approved or authorized by the stockholders, or with respect to which stockholder approval or authorization would be a prerequisite to the listing on the New York Stock Exchange the securities to be issued or transferred; and
v.any reclassification of securities or recapitalization of the Company, or any merger or consolidation of the Company with any of its subsidiaries, which is required by law to be approved or authorized by the stockholders, or with respect to which stockholder approval or authorization would be a prerequisite to the listing on the New York Stock Exchange of the securities to be issued or transferred.

This provision in our Certificate of Incorporation could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

In addition, our Certificate of Incorporation provides that the vote of the holders of at least 75% of the shares of the Company entitled to vote generally for the election of directors, voting together as a single class, is required to remove any director from office without cause.

Our Certificate of Incorporation authorizes our Board of Directors to provide for series of preferred stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers (if any) of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series.

We believe that the ability of the Board of Directors to issue one or more series of preferred stock provides Thor with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. The authorized shares of the preferred stock, as well as shares of common stock, will be available for issuance without further action by our stockholders, unless action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. The New York Stock Exchange currently requires stockholder approval as a prerequisite to listing shares in several instances, including in some cases where the present or potential issuance of shares could result in a 20% increase in the number of shares of our common stock outstanding or in the amount of voting securities outstanding. If the approval of Thor stockholders is not required for the issuance of shares of preferred stock or common stock, the Board may determine not to seek stockholder approval.

The Board of Directors could also issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. The Board of Directors will make any determination to issue such shares based on its judgment as to the best interests of the Company and its stockholders. The Board of Directors, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt through which an acquirer may be able to change the composition of the Board of Directors, including a tender offer or other transaction that some, or a majority, of the stockholders of the Company might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then current market price of such stock. We will indemnify our officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

By-Laws

Our By-Laws provide that, subject to certain exceptions, any stockholder desiring to propose business or nominate a person to the Board of Directors at a stockholders meeting, including via Thor’s proxy access program, must give notice of any proposals or nominations within specified time frames and in proper form and substance. In addition, our By-Laws provide that we will hold a special meeting of stockholders only if our directors or our president or secretary calls the meeting or if the holders of record of a majority of the outstanding shares of the Company entitled to vote at such meeting (and by the beneficial owner or owners, if any, on whose behalf the request is made) submit a written request for the meeting in proper form and substance.

These provisions may have the effect of precluding a nomination for the election of directors or the conduct of business at a particular annual meeting if the proper procedures are not followed or may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company, even if the conduct of such solicitation or such attempt might be beneficial to us and our stockholders. In order to have us include a proposal in our annual proxy statement other than via our proxy access program, the proponent and the proposal must also comply with the proxy proposal submission rules of the SEC.

Our By-Laws may be adopted, amended or repealed by the Board of Directors, subject to amendment or repeal by the stockholders entitled to vote thereon.

Transfer Agent

The transfer agent and registrar for our common stock is Computershare Limited.